                                                                    EXHIBIT 12.1


                                TIME WARNER INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
                          (in millions, except ratios)

                                                                             Years Ended December 31,
                                                                 ---------------------------------------------
                                                                 1999(a)    1998      1997      1996      1995
                                                                 ----       ----      ----      ----      ----
Earnings:
   Income before income taxes and extraordinary items .......    $3,500    $  586    $  832    $    4    $    2
   Interest expense .........................................     1,519       891     1,049       968       877
   Amortization of capitalized interest .....................         9        10        18         6         2
   Portion of rents representative of an interest factor ....       172        94        78        63        57
   Preferred stock dividend requirements of majority-owned
      subsidiaries ..........................................        57        52        72        72        11
   Adjustment for partially owned subsidiaries and 50% owned
      companies .............................................       440       960       938       801       691
   Undistributed losses of less than 50% owned
      companies..............................................        46        42         4        52       117
                                                                 ------    ------    ------    ------    ------

         Total earnings .....................................    $5,743    $2,635    $2,991    $1,966    $1,757
                                                                 ======    ======    ======    ======    ======

Fixed charges:
   Interest expense .........................................    $1,519    $  891    $1,049    $  968    $  877
   Capitalized interest .....................................         6         1        15         7         4
   Portion of rents representative of an interest factor ....       172        94        78        63        57
   Preferred stock dividend requirements of majority-owned
      subsidiaries ..........................................        57        52        72        72        11
   Adjustment for partially owned subsidiaries and 50% owned
      companies .............................................        86       721       622       607       697
                                                                 ------    ------    ------    ------    ------

         Total fixed charges ................................    $1,840    $1,759    $1,836    $1,717    $1,646
                                                                 ======    ======    ======    ======    ======

Ratio of earnings to fixed charges ..........................      3.1x      1.5x      1.6x      1.1x      1.1x
                                                                   ===       ===       ===       ===       ===

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(a) The 1999 ratio of earnings to fixed charges reflects the consolidation of the Entertainment Group, which substantially consists of TWE, retroactive to the beginning of 1999. Because Time Warner's ratios of earnings to fixed charges for all periods presented include 100% of TWE's earnings and fixed charges, the ratios for periods prior to 1999 would not have changed as a result of such consolidation. However, the individual components as presented above are no longer comparable.